        Invesco Advisers, Inc.
   11 Greenway Plaza
Houston, TX 77046-1173
November 27, 2024
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Mr. Seamus O’Brien, Esq.

Re:
AIM International Mutual Funds (Invesco International Mutual Funds) (the “Registrant”)
          File Nos. 033-44611; 811-06463
          CIK No. 0000880859
Responses to Comments on Post-Effective Amendment No. 105 to the Registrant’s Registration Statement

Dear Mr. O’Brien:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on November 21, 2024 regarding Post-Effective Amendment No. 105 to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 107 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the SEC on October 10, 2024 (the “Amendment”).

The Amendment was filed in connection with the organization of Class R shares of Invesco EQV Asia Pacific Equity Fund (the “Fund”). Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing made pursuant to Rule 485(a) under the 1933 Act for the Registrant.1  Each of your comments is set forth below in bold with the Registrant’s response immediately below each comment.

General

1.	Where a comment is made to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Amendment.

Response: The Registrant will make appropriate changes to similar disclosure in the Amendment.

2.	The Staff notes that portions of the Amendment may be incomplete. Please fill in all bracketed language and any placeholders, and refresh all tables of contents prior to effectiveness.

Response:  The Registrant confirms that the post-effective amendment filing will reflect final and complete information.

1 Counsel to the Registrant has previously discussed with the Staff requesting acceleration of the post-effective amendment.

Prospectus - Principal Investment Strategies and Principal Investment Risks

3.
The fifth paragraph under the Principal Investment Strategies section discloses that the Fund may invest up to 100% of its net assets in foreign securities, including securities of issuers located in emerging markets countries. The Fund should disclose what it considers to be an emerging market country, even if done by indirect reference, for example, to an established index.

Response: The Registrant notes that the referenced paragraph currently includes a definition of emerging markets (“i.e., those that are generally in the early stage of their industrial cycles”), but will revise the disclosure to add a reference to an established index, which the Registrant notes is currently disclosed in the Fund’s Statement of Additional Information (“SAI”). Please see the Registrant’s response to Comment 4 below.

4.	Further with respect to the paragraph noted in Comment 3 above, please clarify that the Fund may be 100% invested in emerging markets in the Asia Pacific region.

Response: The disclosure has been revised as requested:

The Fund may invest up to 100% of its net assets in foreign securities, including securities of issuers located in emerging markets countries, i.e., those that are generally in the early stages of their industrial cycles. Accordingly, the Fund may invest up to 100% of its net assets in emerging markets countries in the Asia Pacific region. The Adviser considers “emerging market countries” to generally include every country in the world except those countries included in the MSCI World Index.

5.
The fifth paragraph under the Principal Investment Strategies section discusses derivatives, including forward foreign currency contracts and futures contracts. Given that this paragraph also includes a statement that the Fund has not historically used these instruments, please confirm supplementally whether or not use of derivatives is a principal strategy. The Staff notes that, to ensure that the information provided is not too generic or standardized, the summary prospectus should not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks (see Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure (July 30, 2010)) (the “Barry Miller Letter”)

Response: The Registrant has removed the above-referenced disclosure regarding derivatives from the summary section of the prospectus.

6.
Given the Fund’s reference to forward foreign currency contracts and futures contracts in the paragraph referenced in Comment 5 above, please amend the Derivatives Risk in the Principal Investment Risks section accordingly. Additionally, if the use of these instruments or derivatives is not a principal strategy, please remove this disclosure to Item 9 or the SAI.

Response: Similar to our response to Comment 5 above, the Registrant has removed the derivatives-related disclosure from the summary section of the prospectus.  Derivatives-related disclosure,

including as specific to the referenced instruments, appears only in the statutory/Item 9 section of the prospectus.

Prospectus – Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risks

7.
The third paragraph of the Asia Pacific Region Risk (ex-Japan) in the above-referenced section discusses variable interest entities (“VIEs”). If the Fund is seeking significant investment exposure to Chinese companies through investments in U.S. exchange-listed companies that use VIE structures, please confirm the following:

a.	Please confirm in your response what percentage of Fund assets are invested in companies that rely on VIE structures.
b.	Please confirm in your response how you monitor and assess risk exposures related to VIE structures generally and with respect to particular issuers.
c.	Please confirm in your response how you have assessed existing strategy and risk disclosures relating to VIE structures based on current events.
d.	Please disclose the material risks associated with investing in VIEs, including legality concerns and disclosure of the impact to Fund returns and NAV if the risk occurs.

Response:
a.	The Registrant confirms that the Fund’s exposure to companies relying on VIE structures is approximately 11% as of November 22, 2024.
b.
Invesco Advisers, Inc., the Fund’s investment adviser, continuously monitors the Fund’s exposure to VIE structures.  We routinely assess information concerning market events and other economic, legislative, regulatory, and policy developments and trends, including the issuance of guidance by the SEC, other relevant regulatory authorities, and industry practitioners, that may impact an investment in Chinese VIEs as applicable, as well as more generally the Fund’s overall risk profile, policies and practices. Individual issuers are selected and monitored by the Fund’s investment team as a part of their overall investment process, which emphasizes fundamental research and quantitative analysis.

c.	The Registrant has researched recent developments around investments in VIEs and has enhanced its disclosures with the addition of the following language:

The China Securities Regulatory Commission (“CSRC”) released new rules that permit the use of VIE structures, provided they abide by Chinese laws and register with the CSRC. The rules, however, may cause Chinese companies to undergo greater scrutiny and may make the process to create VIEs more difficult and costly. Further, while the rules and implementing guidelines do not prohibit the use of VIE structures, this does not serve as a formal endorsement either. There is a risk that the Chinese government may cease to tolerate VIEs at any time, and any guidance or further rulemaking prohibiting or restricting these structures by the Chinese government, generally or with respect to specific industries, would likely cause impacted VIE-structured holding(s) to suffer significant, detrimental, and possibly permanent losses, and in turn, adversely affect the Fund’s returns and net asset value. The future of the VIE structure generally and with respect to certain industries remains uncertain.

d.
The Registrant has reviewed the disclosure throughout the Amendment and believes that such disclosure, including with the enhancements discussed above, adequately describes material risks associated with investing in VIEs.

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 323-5231, or Claire Olivar of Stradley Ronon Stevens & Young, LLP, at (215) 564-8681.

Sincerely, /s/ Adrienne Ruffle Adrienne Ruffle, Esq. Assistant General Counsel

cc:	Taylor V. Edwards, Esq. Mena Larmour, Esq. Claire Olivar, Esq.

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